                                                                Exhibit 12



               American General Finance, Inc. and Subsidiaries

                      Ratio of Earnings to Fixed Charges


                                      Years Ended December 31,
                          1993       1992        1991       1990       1989
                                       (dollars in thousands)

Preferred dividends of
  subsidiary:
   Preferred dividends  $   -      $   -      $   -      $  3,884   $  9,388
   Divide by effective
     income tax rate
     subtracted from
     one to gross-up
     dividends to a
     pre-tax equivalent                                       .62        .60

                        $   -      $   -      $   -      $  6,265   $ 15,647

Earnings:
  Income before provision
   for income taxes and
   cumulative effect of
   accounting changes   $336,830   $262,716   $218,500   $198,749   $150,307
  Interest expense       379,764    398,168    440,086    451,613    437,831
  Implicit interest
   in rents               10,462      8,641      8,731      8,478      8,458
  Preferred dividends
   of subsidiary             -          -          -        3,884      9,388

Total earnings          $727,056   $669,525   $667,317   $662,724   $605,984


Fixed charges:
  Interest expense      $379,764   $398,168   $440,086   $451,613   $437,831
  Implicit interest
   in rents               10,462      8,641      8,731      8,478      8,458
  Preferred dividends
   of subsidiary             -          -          -        6,265     15,647

Total fixed charges     $390,226   $406,809   $448,817   $466,356   $461,936


Ratio of earnings to
  fixed charges              1.9        1.6        1.5        1.4        1.3